December 16, 2024

Aviram Lahav
Chief Financial Officer
ICL Group Ltd.
Millennium Tower, 23 Aranha Street
Tel Aviv , 61202 Israel

       Re: ICL Group Ltd.
           Correspondence filed December 11, 2024 File No. 1-13742 Dear Aviram Lahav:

        We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. We may have further comment.

Form 20-F for the Fiscal Year Ended December 31, 2023
D. Property, Plant and Equipment, page 136

1. We note your response to comment 2. We understand from your response that you consolidate the YPH results in your financial results, however the provisions under Item 1303(b)(3)(iii) of Regulation S-K require resource and reserve disclosure to be presented on an attributable basis. Please confirm that you will present the YPH resource and reserve disclosure on an attributable basis. In the alternative we would not object to the inclusion of an addition column(s) in your resource and reserve tables that quantifies the amount of contained P2O5 tonnage associated with your attributable interest, in addition to the quantity that is based on a 100% interest.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact John Coleman at 202.551.3610 or Craig Arakawa 202.551.3650 if you have questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services